

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


PROCESSING
JUL 22 2003
187
SECTION

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 21, 2003, Series 2003-W2	**333-105957**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 21, 2003

ARGENT SECURITIES INC.



By:

Name: John P. Grazer

Title: CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 21, 2003

ARGENT SECURITIES INC.

By: /s/ John P. Grazer
Name: John. P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$12,000,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-W2

July 17, 2003

Argent Securities Inc.


ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


citigroup



TERM SHEET DATED July 17, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W2
$12,000,000 *(Approximate)*

Subject to Revision and a 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Coupon	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
A-1	337,000,000	FLOAT	2.62	09/03-12/10	[ ]%**	Act/360	Sep 2033	AAA / Aaa / AAA
A-IO*	337,000,000	FIXED	N/A	N/A	[ ]%*	30/360	Sep 2004	AAA / Aaa / AAA
M-1	24,000,000	FLOAT	5.02	11/06-12/10	[ ]%**	Act/360	Sep 2033	AA / Aa2 / AA
M-2	17,000,000	FLOAT	4.99	10/06-12/10	[ ]%**	Act/360	Sep 2033	A / A2 / A
M-3	4,000,000	FLOAT	4.98	[10/06-12/10]	[ ]%**	Act/360	Sep 2033	A- / A3 / A-
M-4	4,000,000	FLOAT	4.96	[09/06-12/10]	[ ]%**	Act/360	Sep 2033	BBB+ / Baa1 / BBB+
M-5	4,000,000	FLOAT	4.96	[09/06-12/10]	[ ]%**	Act/360	Sep 2033	BBB / Baa2 / BBB
M-6	5,000,000	FLOAT	4.72	09/06-12/10	[ ]%**	Act/360	Sep 2033	BBB- / Baa3 / BBB-
CE	5,000,173							
Total	**400,000,173**							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months
Adjustable-Rate Mortgage Loans	27% CPR

* Notional Balance and Coupon see page 22 for schedule.
**Based off 1 Month Libor plus applicable margin subject to increase and a rate cap.
Shaded Certificates are NOT OFFERED in this Term Sheet.

Mortgage Insurance Policy

As of the Statistical Cut-Off Date, approximately 56.30% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain exceptions, down to 60% of the value of the related mortgaged property.



Transaction Overview

Offered Certificates:	Approximately $12,000,000 Mezzanine floating-rate Class M-3, M-4 and M-5 Certificates.
Non-Offered Certificates:	Approximately $337,000,000 senior floating rate Class A-1 Certificates, approximately $337,000,000 notional amount senior fixed-rate interest-only Class A-IO Certificates, approximately $46,000,000 Mezzanine floating-rate Class M-1, M-2 and M-6 Certificates and approximately $5,000,000 Class CE Certificates. The Class R Certificate is not offered in this Term Sheet.
Collateral:	As of July 1, 2003 ("Statistical Cut-Off Date"), the aggregate outstanding principal balance of all of the Mortgage Loans (2,302) will be approximately $400,000,000.
Primary Mortgage Insurance Policy:	As of the Statistical Cut-off Date, approximately 56.30% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain exceptions, down to 60% of the value of the related mortgaged property.
Class A Certificates:	Class A-1 Certificate, Class A-IO Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Depositor:	Argent Securities Inc.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation
Originator:	Argent Mortgage Company, LLC
Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Citigroup Global Markets Inc. and Banc of America Securities LLC
Statistical Cut-Off Date:	July 1, 2003
Cut-Off Date:	August 1, 2003
Expected Pricing:	July [17], 2003
Expected Closing Date:	August 6, 2003



Record Date:	The business day immediately preceding the Distribution Date commencing in September 2003 for all certificates excluding the A-IO which is the last day of the preceding calendar month.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including September 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	The Class A-1, M-1, M-2, M-3, M-4, M-5 and M-6 Certificates will accrue interest on an Actual/360 basis. These certificates have a 0-day delay and accrue from the Previous Distribution Date to the day prior to the current Distribution Date. The Class A-IO will accrue interest on a 30/360 basis. The Class A-IO Certificates have a 24-day delay except for the first Distribution Date which accrues from the Cut-off Date. The Class A-IO will accrue interest for the preceding calendar month.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.005%] per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the current mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate, (b) the Servicing Fee Rate and (c) the Mortgage Insurance Fee Rate, if applicable.

Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Net Monthly Excess Cashflow 2) Overcollateralization ("OC") 3) Subordination
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $2,000,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Stepdown Date:	The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in September 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 31.50%.



Credit Enhancement Percentage:

The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	15.75%	31.50%
M-1	AA / Aa2 / AA	9.75%	19.50%
M-2	A / A2 / A	5.50%	11.00%
M-3	A- / A3 / A-	4.50%	9.00%
M-4	BBB+ / Baa1 / BBB+	3.50%	7.00%
M-5	BBB / Baa2 / BBB	2.50%	5.00%
M-6	BBB- / Baa3 / BBB-	1.25%	2.50%

Net WAC Rate:

For any Distribution Date,

(i) In the case of the Class A-1 Certificates, a rate equal to a fraction, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period, (1) the numerator of which is equal to (A) to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, multiplied by (i) a fraction, the numerator of which is the Certificate balance of the Class A-1 Certificates immediately prior to such Distribution Date and (ii) the denominator of which is the balance of the Mortgage Loans immediately prior to such Distribution Date, less (B) the coupon rate for the Class A-IO Certificates immediately prior to such Distribution Date (based on a 30/360 day count) times the notional balance of the Class A-IO Certificates for the corresponding Distribution Date and (2) the Denominator of which is the balance of the Class A-1 Certificates for the immediately preceding distribution period.

(ii) In the case of the Mezzanine Certificates, equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the mortgage loans, subject to adjustment based on the actual number of days elapsed in the related interest accrual period.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the pass-through rate for a class of the Class A or Class Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such





amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the pass-through rates on the Class A-1 Certificates and Class M Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Offered Certificates will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet.

Offered Certificates Interest Rate Cap: Beginning the first Distribution Date, and for a period of 40 months thereafter, the Offered Certificates Interest Rate Cap will be pledged for the benefit of the Class A and Class M Certificates.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificate. Investors in the Class A Certificate should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the such Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses are allocated to the Class M Certificates, such Realized Losses will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, to the extent available.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Mortgage Insurance Provider, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Te rmination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A-1 Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A-1 Certificates will receive the principal collected on the Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero.



After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A-1 Certificates will be an amount such that of the Class A Certificates will maintain a 31.50% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (provided no Trigger Event occurs), principal will be paid on the Class M Certificates, as follows:

(i) First, on the Class M-1 Certificates until it reaches a 19.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then on the Class M-2 Certificates until it reaches a 11.00% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until it reaches a 9.00% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then on the Class M-4 Certificates, until it reaches a 7.00% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then on the Class M-5 Certificates, until it reaches a 5.00% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and

(vi) Then on the Class M-6 Certificates, until it reaches a 2.50% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A-1 Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.



Coupon Step-up: *After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any)* fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates (other than the Class A-IO Certificates) will increase according to the following:

Class	After Optional Termination
A-1	2 * Margin
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [16.00]%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2006 through August 2007	[2.50]%
September 2007 through August 2008	[4.00]%
September 2008 through August 2009	[5.25]%
September 2009 through August 2010	[5.75]%
September 2010 and thereafter	[5.80]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A-1 and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts and any allocated realized loss amounts on the Class M Certificates, sequentially.

5. From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above, after taking into account any amounts received under the interest rate cap.
6. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

Yield Book: ARSI03.W2

Bloomberg: ARSI 2003-W2

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). All other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,302		
Aggregate Current Principal Balance:	$400,000,173		
Average Current Principal Balance:	$173,762		$60,000 – $748,000
Aggregate Original Principal Balance:	$400,062,702		
Average Original Principal Balance:	$173,789		$60,000 – $748,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.507%		4.850% – 12.450%
Wtd. Avg. Original Term (months):	357		180 – 360
Wtd. Avg. Remaining Term (months):	356		179 – 361
Margin (ARM Loans Only):	6.353%		0.010% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.569%		10.850% – 18.450%
Minimum Interest Rate (ARM Loans Only):	7.569%		4.850% – 12.450%
Wtd. Avg. Original LTV:	81.71%		25.00% – 95.00%
Loans with PMI Coverage:	56.30%		
Wtd. Avg. Borrower FICO:	601		500 – 796
Geographic Distribution (Top 5):	CA	27.13%	
	NY	10.12%	
	FL	9.81%	
	IL	6.23%	
	NJ	4.21%	



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2Y/6M LIBOR ARM	1,716	$300,412,234.51	75.10
3Y/6M LIBOR ARM	194	33,740,984.79	8.44
Fixed - 15 Year	26	3,399,693.15	0.85
Fixed - 20 Year	9	1,153,100.00	0.29
Fixed - 30 Year	357	61,294,160.33	15.32
Total:	**2,302**	**$400,000,172.78**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 75,000.00	190	$12,876,847.00	3.22
75,000.01 - 100,000.00	370	32,455,699.00	8.11
100,000.01 - 125,000.00	334	37,579,907.00	9.39
125,000.01 - 175,000.00	499	74,248,646.00	18.56
175,000.01 - 200,000.00	196	36,818,829.00	9.20
200,000.01 - 225,000.00	166	35,267,687.00	8.82
225,000.01 - 250,000.00	123	29,200,436.00	7.30
250,000.01 - 275,000.00	116	30,332,308.00	7.58
275,000.01 - 299,999.99	65	18,658,720.00	4.66
300,000.00 - 322,700.00	64	19,909,880.00	4.98
322,700.01 - 350,000.00	40	13,451,374.00	3.36
350,000.01 - 375,000.00	31	11,251,140.00	2.81
375,000.01 - 400,000.00	27	10,540,960.00	2.63
400,000.01 - 425,000.00	24	9,904,035.00	2.48
425,000.01 - 450,000.00	22	9,627,575.00	2.41
450,000.01 - 475,000.00	13	6,065,389.00	1.52
475,000.01 - 500,000.00	14	6,932,650.00	1.73
550,000.01 - 575,000.00	2	1,132,000.00	0.28
575,000.01 –750,000.00	6	3,808,620.00	0.95
Total:	**2,302**	**$400,062,702.00**	**100.00**



DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 75,000.00	190	$12,875,918.25	3.22
75,000.01 - 100,000.00	370	32,452,698.74	8.11
100,000.01 - 125,000.00	334	37,577,537.28	9.39
125,000.01 - 175,000.00	499	74,240,505.38	18.56
175,000.01 - 200,000.00	196	36,814,797.16	9.20
200,000.01 - 225,000.00	166	35,260,940.78	8.82
225,000.01 - 250,000.00	123	29,193,004.55	7.30
250,000.01 - 275,000.00	116	30,327,797.37	7.58
275,000.01 - 299,999.99	67	19,254,916.47	4.81
300,000.00 - 322,700.00	62	19,305,939.53	4.83
322,700.01 - 350,000.00	40	13,449,055.18	3.36
350,000.01 - 375,000.00	31	11,249,146.04	2.81
375,000.01 - 400,000.00	27	10,539,444.52	2.63
400,000.01 - 425,000.00	24	9,900,875.55	2.48
425,000.01 - 450,000.00	22	9,624,464.60	2.41
450,000.01 - 475,000.00	13	6,064,798.43	1.52
475,000.01 - 500,000.00	14	6,931,545.83	1.73
550,000.01 - 575,000.00	3	1,705,228.45	0.43
575,000.01 –750,000.00	5	3,231,558.67	0.81
Total:	**2,302**	**$400,000,172.78**	**100.00**



DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
169 - 204	33	$4,319,093.15	1.08
205 - 240	15	1,941,800.00	0.49
349 - 360	2,253	393,670,879.63	98.42
361	1	68,400.00	0.02
Total:	**2,302**	**$400,000,172.78**	**100.00**

Current Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	4	$1,211,859.69	0.30
5.000 - 5.499	17	3,779,351.44	0.94
5.500 - 5.999	102	23,339,732.09	5.83
6.000 - 6.499	180	40,283,005.95	10.07
6.500 - 6.999	369	72,580,084.90	18.15
7.000 - 7.499	318	57,698,095.18	14.42
7.500 - 7.999	467	77,852,497.97	19.46
8.000 - 8.499	342	53,375,216.33	13.34
8.500 - 8.999	278	38,110,143.07	9.53
9.000 - 9.499	127	17,543,809.25	4.39
9.500 - 9.999	58	9,041,993.88	2.26
10.000 - 10.499	17	2,291,121.74	0.57
10.500 - 10.999	9	1,213,828.34	0.30
11.000 - 11.499	7	754,379.16	0.19
11.500 - 11.999	2	320,450.00	0.08
12.000 - 12.499	5	604,603.79	0.15
Total:	**2,302**	**$400,000,172.78**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 25.00	1	$215,000.00	0.05
25.01 - 30.00	2	176,000.00	0.04
30.01 - 35.00	2	570,000.00	0.14
35.01 - 40.00	3	490,000.00	0.12
40.01 - 45.00	7	1,225,050.00	0.31
45.01 - 50.00	23	3,180,955.91	0.80
50.01 - 55.00	21	3,588,719.84	0.90
55.01 - 60.00	50	7,518,472.04	1.88
60.01 - 65.00	97	16,812,667.50	4.20
65.01 - 70.00	130	21,829,632.28	5.46
70.01 - 75.00	214	38,215,209.17	9.55
75.01 - 80.00	475	82,399,171.34	20.60
80.01 - 85.00	467	79,862,378.87	19.97
85.01 - 90.00	644	111,953,817.13	27.99
90.01 - 95.00	166	31,963,098.70	7.99
Total:	**2,302**	**$400,000,172.78**	**100.00**



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 525	148	$20,563,607.65	5.14
526 - 550	263	42,793,521.23	10.70
551 - 575	467	76,920,314.66	19.23
576 - 600	394	69,710,637.26	17.43
601 - 625	385	69,948,753.29	17.49
626 - 650	293	52,644,398.97	13.16
651 - 675	185	33,057,619.53	8.26
676 - 700	96	19,379,661.91	4.84
701 - 725	30	6,879,033.55	1.72
726 - 750	22	4,158,105.00	1.04
751 - 775	15	3,144,529.98	0.79
776 - 800	4	799,989.75	0.20
Total:	**2,302**	**$400,000,172.78**	**100.00**

citigroup

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	15	1,790,834.65	0.45
Alaska	8	1,240,116.68	0.31
Arizona	122	15,564,374.22	3.89
Arkansas	3	368,907.00	0.09
California	477	108,505,712.66	27.13
Colorado	38	7,417,826.44	1.85
Connecticut	37	6,408,146.93	1.60
Delaware	2	261,750.00	0.07
Florida	285	39,243,692.17	9.81
Georgia	22	3,569,088.52	0.89
Hawaii	18	4,047,568.93	1.01
Idaho	8	1,108,346.00	0.28
Illinois	151	24,934,155.60	6.23
Indiana	46	5,424,749.48	1.36
Iowa	10	915,850.00	0.23
Kansas	8	746,834.00	0.19
Kentucky	16	1,529,151.64	0.38
Louisiana	13	1,722,064.42	0.43
Maine	4	462,472.73	0.12
Maryland	24	4,760,952.22	1.19
Massachusetts	66	16,635,919.49	4.16
Michigan	76	8,341,836.14	2.09
Minnesota	80	12,592,226.56	3.15
Mississippi	9	978,600.00	0.24
Missouri	44	4,886,569.69	1.22
Montana	2	228,700.00	0.06
Nebraska	2	167,325.00	0.04
Nevada	48	7,356,342.26	1.84
New Hampshire	13	2,251,870.19	0.56
New Jersey	80	16,834,208.39	4.21
New Mexico	11	1,618,695.00	0.40
New York	161	40,461,257.30	10.12
North Carolina	2	473,750.00	0.12



Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Ohio	88	9,098,033.89	2.27
Oklahoma	7	678,820.00	0.17
Oregon	18	3,738,088.58	0.93
Pennsylvania	37	5,179,386.56	1.29
Rhode Island	18	2,882,720.98	0.72
South Carolina	10	1,149,046.67	0.29
Tennessee	19	2,922,139.32	0.73
Texas	113	15,430,639.37	3.86
Utah	18	2,955,622.14	0.74
Washington	62	11,803,294.20	2.95
Wisconsin	10	1,251,415.00	0.31
Wyoming	1	61,071.76	0.02
Total:	**2,302**	**$400,000,172.78**	**100.00**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Owner Occupied	212	$30,026,710.27	7.51
Primary	2,071	366,073,155.30	91.52
Second Home	19	3,900,307.21	0.98
Total:	**2,302**	**$400,000,172.78**	**100.00**

(1) Based on mortgagor representation at origination.



DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,530	$256,813,972.82	64.20
Limited	116	22,249,494.68	5.56
Stated Documentation	656	120,936,705.28	30.23
Total:	**2,302**	**$400,000,172.78**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refi-Debt Consol., Cashout[1]	1,192	$207,650,537.67	51.91
Purchase	533	90,921,195.24	22.73
Refi-Debt Consol., No Cashout[2]	577	101,428,439.87	25.36
Total:	**2,302**	**$400,000,172.78**	**100.00**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.



DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
SF Detached	1,802	$312,293,910.99	78.07
SF Attached	4	546,100.00	0.14
PUD Detached	135	23,854,278.52	5.96
PUD Attached	11	1,844,169.79	0.46
Manufactured Housing	30	2,615,267.67	0.65
Condo	121	18,073,412.27	4.52
2-4 Fam Detached	199	40,773,033.54	10.19
Total:	**2,302**	**$400,000,172.78**	**100.00**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	476	$85,923,784.20	21.48
12	127	26,465,549.25	6.62
24	1,303	221,630,315.25	55.41
36	396	65,980,524.08	16.50
Total:	**2,302**	**$400,000,172.78**	**100.00**



A-IO Schedule

Period	Rate (%)	Notional Balance
Sep-03	1.00	$337,000,000.00
Oct-03	1.40	314,261,901.59
Nov-03	1.24	292,814,452.81
Dec-03	1.40	272,584,488.76
Jan-04	1.24	253,502,987.43
Feb-04	1.24	235,504,835.38
Mar-04	1.56	218,528,606.64
Apr-04	1.24	202,516,354.04
May-04	1.40	187,413,412.46
Jun-04	1.24	173,168,213.07
Jul-04	1.40	159,732,108.17
Aug-04	1.24	147,059,205.88
Sep-04	1.24	135,106,214.20
Oct-04	-	0

* Class A-IO Balance will be the lesser of Schedule or the Class A-1 Certificate Balance immediately preceding the Distribution Date



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W2

Corridor Schedule

Period	Notional ($)	Strike (%)	Ceiling (%)	Period	Notional ($)	Strike (%)	Ceiling (%)
Sep-03	395,000,000.00	4.00	10.00	Jun-05	229,415,563.27	5.50	10.00
Oct-03	385,728,783.99	4.00	10.00	Jul-05	223,340,049.12	5.50	10.00
Nov-03	376,594,068.63	4.00	10.00	Aug-05	217,421,232.45	6.75	10.00
Dec-03	367,589,997.57	4.00	10.00	Sep-05	211,656,067.53	6.75	10.00
Jan-04	358,711,309.82	4.00	10.00	Oct-05	206,039,591.62	6.75	10.00
Feb-04	349,953,342.95	4.00	10.00	Nov-05	200,567,979.83	6.75	10.00
Mar-04	341,312,033.51	4.25	10.00	Dec-05	195,237,505.58	6.75	10.00
Apr-04	332,783,914.55	4.25	10.00	Jan-06	190,044,538.01	6.75	10.00
May-04	324,366,110.00	4.25	10.00	Feb-06	184,985,539.58	7.75	10.00
Jun-04	316,056,536.44	4.25	10.00	Mar-06	180,057,063.63	7.75	10.00
Jul-04	307,853,459.68	4.25	10.00	Apr-06	175,255,752.07	7.75	10.00
Aug-04	299,755,699.54	4.25	10.00	May-06	170,578,333.08	7.75	10.00
Sep-04	291,866,652.88	4.25	10.00	Jun-06	166,021,618.93	7.75	10.00
Oct-04	284,180,951.82	5.50	10.00	Jul-06	161,582,503.80	7.75	10.00
Nov-04	276,693,366.44	5.50	10.00	Aug-06	157,257,961.67	7.75	10.00
Dec-04	269,398,801.20	5.50	10.00	Sep-06	153,045,152.44	7.75	10.00
Jan-05	262,292,291.49	5.50	10.00	Oct-06	150,092,731.20	7.75	10.00
Feb-05	255,369,000.27	5.50	10.00	Nov-06	146,194,569.89	7.75	10.00
Mar-05	248,624,214.79	5.50	10.00	Dec-06	142,397,049.78	7.75	10.00
Apr-05	242,053,343.41	5.50	10.00	Jan-07	138,697,580.75	7.75	10.00
May-05	235,651,912.47	5.50	10.00	Feb 07	-	-	-

citigroup



Sensitivity Analysis

To Optional Termination Date

Class A-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.22	3.55	2.62	2.00	1.52
Principal Window	09/03-02/18	09/03-07/13	09/03-12/10	09/03-05/09	09/03-03/08

Class M-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.68	6.57	5.02	4.38	4.31
Principal Window	04/08-02/18	09/06-07/13	11/06-12/10	02/07-05/09	05/07-03/08

Class M-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.68	6.57	4.99	4.22	3.88
Principal Window	04/08-02/18	09/06-07/13	10/06-12/10	11/06-05/09	12/06-03/08

Class M-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.68	6.57	4.98	4.17	3.74
Principal Window	04/08-02/18	09/06-07/13	10/06-12/10	10/06-05/09	12/06-03/08

Class M-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.68	6.57	4.96	4.13	3.70
Principal Window	04/08-02/18	09/06-07/13	09/06-12/10	10/06-05/09	11/06-03/08

Class M-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.68	6.57	4.96	4.13	3.66
Principal Window	04/08-02/18	09/06-07/13	09/06-12/10	10/06-05/09	10/06-03/08

Class M-6 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.24	6.26	4.72	3.91	3.48
Principal Window	04/08-02/18	09/06-07/13	09/06-12/10	09/06-05/09	09/06-03/08

Sensitivity Analysis

To Maturity

Class A-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.59	3.85	2.85	2.18	1.67
Principal Window	09/03-06/30	09/03-01/25	09/03-02/20	09/03-08/16	09/03-02/14

Class M-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.52	7.23	5.53	4.77	4.64
Principal Window	04/08-01/27	09/06-12/20	11/06-09/16	02/07-11/13	05/07-11/11

Class M-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.39	7.12	5.41	4.54	4.15
Principal Window	04/08-02/25	09/06-02/19	10/06-03/15	11/06-09/12	12/06-12/10

Class M-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.23	6.99	5.30	4.41	3.95
Principal Window	04/08-05/22	09/06-10/16	10/06-06/13	10/06-04/11	12/06-10/09

Class M-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.10	6.89	5.20	4.31	3.85
Principal Window	04/08-05/21	09/06-01/16	09/06-10/12	10/06-10/10	11/06-05/09

Class M-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.87	6.71	5.07	4.21	3.73
Principal Window	04/08-01/20	09/06-12/14	09/06-01/12	10/06-03/10	10/06-11/08

Class M-6 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.24	6.26	4.72	3.91	3.48
Principal Window	04/08-02/18	09/06-07/13	09/06-12/10	09/06-05/09	09/06-03/08

Net WAC Rate % for the Class A and M Certificates *

Period	A	M	Period	A	M	Period	A	M
1	N/A	N/A	31	6.601	6.601	61	5.958	5.958
2	4.803	6.145	32	5.962	5.962	62	6.156	6.156
3	4.843	5.946	33	6.160	6.160	63	5.957	5.957
4	4.911	6.143	34	5.961	5.961	64	6.155	6.155
5	4.933	5.944	35	6.160	6.160	65	5.957	5.957
6	4.975	5.943	36	5.965	5.965	66	5.956	5.956
7	5.108	6.353	37	5.965	5.965	67	6.594	6.594
8	5.058	5.942	38	6.163	6.163	68	5.956	5.956
9	5.155	6.140	39	5.964	5.964	69	6.154	6.154
10	5.136	5.941	40	6.162	6.162	70	5.955	5.955
11	5.244	6.139	41	5.963	5.963	71	6.153	6.153
12	5.211	5.941	42	5.963	5.963	72	5.955	5.955
13	5.247	5.940	43	6.602	6.602	73	5.954	5.954
14	6.138	6.138	44	5.963	5.963	74	6.152	6.152
15	5.940	5.940	45	6.161	6.161	75	5.954	5.954
16	6.138	6.138	46	5.962	5.962	76	6.152	6.152
17	5.939	5.939	47	6.160	6.160	77	5.953	5.953
18	5.939	5.939	48	5.961	5.961	78	5.953	5.953
19	6.575	6.575	49	5.961	5.961	79	6.590	6.590
20	5.939	5.939	50	6.160	6.160	80	5.952	5.952
21	6.136	6.136	51	5.961	5.961	81	6.150	6.150
22	5.938	5.938	52	6.159	6.159	82	5.952	5.952
23	6.136	6.136	53	5.960	5.960	83	6.150	6.150
24	5.964	5.964	54	5.960	5.960	84	5.951	5.951
25	5.964	5.964	55	6.371	6.371	85	5.951	5.951
26	6.162	6.162	56	5.959	5.959	86	6.149	6.149
27	5.963	5.963	57	6.158	6.158	87	5.950	5.950
28	6.162	6.162	58	5.959	5.959	88	6.148	6.148
29	5.963	5.963	59	6.157	6.157			
30	5.963	5.963	60	5.958	5.958			

* Assumes 1 Month LIBOR and 6 Month LIBOR stay at 1.100%

Net WAC Rate % for the Class A and M Certificates *

Period	A	M	Period	A	M	Period	A	M
1	N/A	N/A	31	11.078	11.078	61	10.482	10.482
2	10.726	12.068	32	10.213	10.213	62	10.828	10.828
3	10.765	11.867	33	10.477	10.477	63	10.475	10.475
4	10.830	12.063	34	10.205	10.205	64	10.820	10.820
5	10.850	11.862	35	10.473	10.473	65	10.468	10.468
6	10.891	11.859	36	11.048	11.048	66	10.464	10.464
7	10.775	12.020	37	11.043	11.043	67	11.581	11.581
8	10.723	11.607	38	11.350	11.350	68	10.457	10.457
9	10.817	11.802	39	11.051	11.051	69	10.801	10.801
10	10.796	11.602	40	11.343	11.343	70	10.449	10.449
11	10.902	11.797	41	11.049	11.049	71	10.794	10.794
12	10.866	11.596	42	9.629	9.629	72	10.442	10.442
13	10.900	11.594	43	10.657	10.657	73	10.438	10.438
14	10.560	10.560	44	9.623	9.623	74	10.782	10.782
15	10.360	10.360	45	9.940	9.940	75	10.430	10.430
16	10.556	10.556	46	9.617	9.617	76	10.774	10.774
17	10.355	10.355	47	9.938	9.938	77	10.423	10.423
18	10.353	10.353	48	10.377	10.377	78	10.419	10.419
19	10.987	10.987	49	10.373	10.373	79	11.532	11.532
20	10.348	10.348	50	10.715	10.715	80	10.412	10.412
21	10.543	10.543	51	10.366	10.366	81	10.755	10.755
22	10.342	10.342	52	10.708	10.708	82	10.404	10.404
23	10.547	10.547	53	10.359	10.359	83	10.747	10.747
24	10.519	10.519	54	10.432	10.432	84	10.397	10.397
25	10.515	10.515	55	11.147	11.147	85	10.393	10.393
26	10.756	10.756	56	10.425	10.425	86	10.736	10.736
27	10.507	10.507	57	10.768	10.768	87	10.386	10.386
28	10.748	10.748	58	10.417	10.417	88	10.728	10.728
29	10.503	10.503	59	10.761	10.761	89	10.378	10.378
30	10.221	10.221	60	10.486	10.486	90	10.374	10.374

* Assumes 1 Month LIBOR and 6 Month LIBOR are equal to 10.000% with Cap.



FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.

Mortgage Finance

Randy Appleyard	212-723-6394
Philip Seares	212-723-1145
Brian Appell	212-723-6395
Arkadiy Yakubov	212-723-6932
Ian Wesson	212-723-6334

Mortgage Trading

Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325

Rating Agency Contacts

Standard & Poor's

David Howard	212-438-2465

Moody's

Taruna Reddy	212-553-3605

Fitch

Quincy Tang	212-908-0693

From: Seares, Philip [FI] [ps00450@imcnam.ssmb.com]
Sent: Monday, July 21, 2003 1:34 PM
To: 'kjenks@hbk.com'
Subject: FW: arsi 03 -w2 DRAFT FOR DISCUSSION PURPOSES ONLY - RESEND

Kevin,

Total Pool

Range of Original Loan-to-Value Ratios (%)	Number	Principal Balance	%
0.01 - 25.00	1	$215,000.00	0.05
25.01 - 30.00	2	176,000.00	0.04
30.01 - 35.00	2	570,000.00	0.14
35.01 - 40.00	3	490,000.00	0.12
40.01 - 45.00	7	1,225,050.00	0.31
45.01 - 50.00	23	3,180,955.91	0.80
50.01 - 55.00	21	3,588,719.84	0.90
55.01 - 60.00	50	7,518,472.04	1.88
60.01 - 65.00	97	16,812,667.50	4.20
65.01 - 70.00	130	21,829,632.28	5.46
70.01 - 75.00	214	38,215,209.17	9.55
75.01 - 80.00	475	82,399,171.34	20.60
80.01 - 85.00	467	79,862,378.87	19.97
85.01 - 90.00	644	111,953,817.13	27.99
90.01 - 95.00	166	31,963,098.70	7.99
Total:	2,302	$400,000,172.78	100.00

Not sure how the formatting will look for the above table, so I also have this for the total pool.

ORIG LTV	# OF LOANS	$	$ % OF POOL
0.001 - 50	38	5,857,005.91	1.46
50.001 - 70	298	49,749,491.66	12.44
70.001 - 75	214	38,215,209.17	9.55
75.001 - 80	475	82,399,171.34	20.60
80.001 - 85	467	79,862,378.87	19.97
85.001 - 90	644	111,953,817.13	27.99
90.001 - 95	166	31,963,098.70	7.99
95.001 -100	0	.00	0.00
100.001 -150	0	.00	0.00
OTHR/UNKN	0	.00	0.00
TOTAL:	2302	400,000,172.78	100.00

WALTV approx 81.7

Insurable Loans

LTV Bucket	in 000s
60.01-70.00	19,366.00
70.01-75.00	16,469.00
75.01-80.00	55,604.00
80.01-85.00	51,863.00
85.01-90.00	65,573.00
90.01-95.00	16,327.00
Total	225,202.00

Pecentage of loans with MI for each bucket can be calculated by dividing the number in the second table by the number in the first table for each corresponding bucket. For example, approx 16,469,000 loans with LTVs between 70.01 and 75 out of 38,215,209 are insurable, which = 43.17%.

WA LTV after applying MI coverage is 68.62%

Call me with any questions. I'll have answers to your other questions shortly.

Phil Seares
Associate, Mortgage Finance
Salomon Smith Barney
212-723-1145